EXHIBIT 12
Ratio of Earnings to Fixed Charges

(In thousands of dollars)	2011		2010		2009		2008		2007
Fixed charges
Interest expensed and capitalized	$12,972		$20,890		$25,939		$35,353		$38,217

Preference dividends
Preferred dividend	1,650		1,650		1,513		0		0
Divided by 1 - tax rate	0.66		0.66		0.66		0.66		0.66
Preference dividend cost	2,500		2,500		2,292		0		0
Total fixed charges and preferred dividends	15,472		23,390		28,231		35,353		38,217

Less: Interest on deposits	(10,891)		(15,733)		(18,841)		(25,468)		(28,649)
Total fixed charges and preferred dividends excluding interest on deposits	$4,581		$7,657		$9,390		$9,885		$9,568

Earnings
Pre-tax income	$7,457		$5,275		$3,735		$(343)		$11,277
Add: Fixed charges and preferred dividends	15,472		23,390		28,231		35,353		38,217
Total earnings	22,929		28,665		31,966		35,010		49,494

Less: Interest on deposits	(10,891)		(15,733)		(18,841)		(25,468)		(28,649)
Total earnings less interest on deposits	$12,038		$12,932		$13,125		$9,542		$20,845

Ratio of earnings to fixed charges
Including interest on deposits	1.48	x	1.23	x	1.13	x	0.99	x	1.30	x
Excluding interest on deposits	2.63	x	1.69	x	1.40	x	0.97	x	2.18	x